VIA EDGAR AND FACSIMILE

May 30th, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549
Attention: Jason Niethamer

Re:	Form 20-F for the Fiscal Year Ended December 31, 2006 Filed March 13, 2007 File No. 000-28584

Ladies and Gentlemen:

        Check Point Software Technologies Ltd (the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated May 3, 2007 (the “Comment Letter”) as follow up to our letter of April 26th, 2007.

        To facilitate your review of the Company’s response to the comment by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comment followed by our response.

Form 20-F for Fiscal Year Ended December 31, 2006

Consolidated Statements of Income, page F-8

1.	We note your response to prior comment number one in our letter dated April 5, 2007. Notwithstanding the reasons identified in your response, we believe that you are required to comply with the provisions of Item 5-03(b).2 of Regulation S-X. We further believe that complying with Item 5-03 will not sacrifice transparency and note that you will be able to retain your operating income caption. If the individuals that provide the revenue generating services play a dual role in your operations, then an allocation of their costs should be considered in your income statement classification. While estimate and assumptions may be necessary to allocate certain costs, the need to make such estimate does not alter your disclosure requirements. In addition, providing a view of operations "through management's eyes" and presenting information used by management to evaluate results may be accomplished through MD&A disclosure as indicated in Section I.B of SEC Release 34-48960 and in segment data in accordance with SFAS 131. Please revise your presentation in future filings to comply.

The Company respectfully advises that Staff that, although the Company believes the information it has previously included in its annual report on Form 20-F for the year ended December 31, 2006 (the “2006 20-F”) is the most meaningful and accurate, it understands the Staff’s request and intends to comply with such request in future filings. Accordingly, the Company has considered separately stating the costs of revenues on the face of the income statement related to each of the three classes of revenues, and concluded the following:

1.	The Company will revise its presentation in future filing to comply with Rule 5-03 (b).2 of Regulation S-X to include the following line items:

a.	Amortization of purchased technology
b.	Cost of Licenses and software subscription
c.	Cost of Support and Other Services.

The Company believes that presenting one line of cost for Licenses and Subscription is more accurate and no part of it could be specifically identified with Licenses or Subscription in an accurate or meaningful way given the nature of the Company’s product development.

2.	By way of example, using the above line items, if we revised our presentation in 2006 20-F, it would have been presented as follows:

		(in thousands)

a.	Cost of Licenses and software subscription	$12,881
b.	Cost of Support and Other Services	$18,150
c.	Amortization of Purchased Technology	$5,400

Acknowledgment

        In connection with the foregoing responses to the Staff’s Comment Letter, the Company acknowledges that:

■	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

■	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions or concerns with respect to the foregoing, please contact the undersigned at +972-3-7534929 or by facsimile at +972-3-753-4940, or John Slavitt at (650) 628-2110 or by facsimile at (650) 649-1975.

Sincerely, /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer

cc:	John Slavitt, Esq., General Counsel, Check Point Software Technologies, Inc.
Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Allison B. Spinner, Esq., Wilson Sonsini Goodrich & Rosati, P.C.